EXHIBIT 99.1

THE FUTURE OF DRUG DELIVERY Intellipharmaceutics | Investor Presentation | September 2016 C ONFIDENTIAL Investor Presentation Rodman & Renshaw Global Investment Conference – September 13, 2016 Domenic Della Penna, Chief Financial Officer 1

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FORWARD LOOKING STATEMENTS

- *Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "plans to," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances, the inability to forecast wholesaler demand and/or wholesaler buying patterns, the seasonal fluctuation in the numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement for our products, changes in laws and regulations affecting the conditions required by the FDA for approval and labelling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, the successful compliance with FDA, Health Canada and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs, risks associated with cyber-security and the potential for vulnerability of the digital information of the Company or a current and/or future drug development or commercialization partner of the Company and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*
- *Trademarks referenced herein are the property of their respective owners.*

Intellipharmaceutics | Investor Presentation | September 2016 CONFIDENTIAL 2

BUSINESS OVERVIEW (NASDAQ: IPCI; TSX: I)

- **Specialty Pharmaceutical Company focused on novel 505(b)2 NDA category drugs, and other ANDA (generics) opportunities.**
- **Proprietary *Controlled-Release drug delivery systems* and *Abuse Deterrent* technology platforms enabling development of differentiated pipeline.**
  - **nPODDDS™ :** Formulations for controlled release and abuse-deterrence of active drug
  - **PODRAS™ :** *"Built-In"* overdose prevention
- **Growing list of novel drug candidates under current FDA review**
  - 505(b)2 NDA (novel) Candidates:
    - **Rexista®** Oxycodone XR (target fiscal Q4 2016 NDA submission)
    - **Regabatin™** XR (Pregabalin, once-a-day Lyrica®)
  - ANDA (generic) Approved Drugs:
    - 2 strengths of generic **Focalin®;** now commercialized
    - Generic **Keppra®** approved Feb 2016; partnering discussions in progress
  - Seven (7) ANDA drugs under current FDA review

Intellipharmaceutics | Investor Presentation | September 2016 CONFIDENTIAL 3

Intellipharmaceutics | Investor Presentation | September 2016 KEY EXECUTIVE MANAGEMENT & BOARD CONFIDENTIAL 4 NAME TITLE PRIOR EXPERIENCE Isa Odidi Ph.D .; MBA Chairman; CEO; CSO; Co - Founder Drug development executive at Biovail Corporation International , (now Valeant Pharmaceuticals International, Inc.), and development of key blockbuster drugs Adalat CC super - generic (Bayer) and Procardia XL super - generic (Pfizer). C urrently a Chaired Professor of Pharmaceutical Technology at the Toronto Institute of Pharmaceutical Technology , and is an Adjunct Professor at the Institute for Molecular Medicine in California. Amina Odidi Ph.D President; COO; CSO; Co - Founder Extensive experience developing and applying proprietary technologies to the development of controlled - release drug products for third - party pharmaceutical companies. Invented or co - invented various proprietary controlled delivery devices for the delivery of pharmaceutical, nutraceutical, biological, agricultural and chemical agents. Domenic Della Penna CFO Previously served as CFO of Teva Canada Limited, and he had also simultaneously served as Interim CFO of Teva North America Generics in the United States. Expertise in strategic planning processes and financial systems, integration of assets acquired , business development, and the negotiation of in - licensing opportunities, mergers and acquisitions. Dr. Kenneth Keirstead Board of Directors Has worked in the health care delivery and pharmaceutical industries for over 45 years. Was President and CEO , Sanofi Winthrop Canada Inc .; General Manager , Squibb Medical Systems International ; President, Chemfet International and President, Quinton Instruments among other positions. Founder and Executive Manager of the Lyceum Group , a consulting services company primarily active in the health care field.

• Life Cycle Management • Improved Compliance • Efficacy Sustainability • NCEs • Optimize Efficacy • Abuse - deterrent • nPODDDS ™ • PODRAS ™ Proven XR Drug Delivery Capability Proprietary Delivery Platform ANDAs 505(b)(2) NDAs • Controlled Release Formulation • Non - infringing • FTF potentials STRATEGIC FOCUS SHIFTING to NDA 505(B)(2) PATHWAY Intellipharmaceutics | Investor Presentation | September 2016 CONFIDENTIAL 5

BUSINESS OVERVIEW – NDA 505(B)2
New Product Candidates

- **Rexista® XR (oxycodone hydrochloride)**
  - Rexista® requires no Phase III trials provided we demonstrate bioequivalence
  - January 2016 -- Pivotal trials indicate Rexista® is **bioequivalent to Oxycontin®**
  - July 2016 – Food Effect study confirms Rexista® has **no Food Effect**
  - New Drug Application (NDA) expected to be filed fiscal Q4 2016 (excluding PODRAS™)
  - Rexista® with PODRAS™ granted ***Fast Track*** designation by FDA
- **Regabatin™ XR (Pregabalin)**
  - Pre-IND meeting held with FDA March 2015. IND filed August 2015
- **Pipeline of 20 opiate drug candidates with 505(b)(2) potential***

*Drug candidate pipeline may change based upon scientific or business rationale

Intellipharmaceutics | Investor Presentation | September 2016 CONFIDENTIAL 6

Intellipharmaceutics | Investor Presentation | September 2016 CONFIDENTIAL U.S. OPIOID DEATHS – AN EPIDEMIC Sources: - American Society of Addiction Medicine – 2015 Facts & Figures - Center for Disease Control (CDC) – Increases in Drug & Opioid Deaths – December 18, 2015 FDA Response: April 2015 titled “Guidance for Industry: Abuse Deterrent Opioids – Evaluation and Labelling” citing the need for more efficacious abuse deterrent technology. ► 24.6 million Americans live with substance dependence or abuse. ► 1.9 million Americans live with prescription opioid abuse or dependence. ► 46 overdose deaths/day, 17,000 deaths annually from prescription opioids. ► Rates of opioid overdose deaths in 2014 increased by 14% over 2013. ► Opioid abuse comes at an annual cost of over $50B in direct healthcare costs. 7

Intellipharmaceutics | Investor Presentation | September 2016 CONFIDENTIAL Support for Abuse - Deterrent Opioid Formulations is Growing ► February 2016 – Obama Administration proposes $1.1 B in funding to address the opioid epidemic ► February 2016 – FDA issues Opioids Action Plan: » Will develop warnings for Immediate Release opioid labelling similar to Extended Release opioids » To expand access to abuse - deterrent formulations (ADFs) to discourage abuse » To expand use of expert Advisory Committees when reviewing approvals for opioids that do not have ADF properties ► National Survey of Internists, Family Physicians and General Practitioners: “… nearly one half stated that they believed abuse - deterrent formulations were less addictive than their counterparts.” ⁱ 8 Note i) Primary Care Physicians Knowledge and Attitudes Regarding Prescription Opioid Abuse and Diversion - Hwang CS, Clin J. Pain 2016; 32:279 - 284

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REXISTA® XR (Oxycodone Hydrochloride)

NDA 505(b)(2) Regulatory Pathway

OVERVIEW & HIGHLIGHTS

- Successful IND review and pivotal trial √
- Bioequivalence established, ***no Phase III required***√
- No "**food effect**"
- FDA grants PODRAS™ Fast Track √
- NDA filing planned fiscal Q4 2016 (excluding PODRAS™)√
- IPCI **first to demonstrate bioequivalency** to Oxycontin®√ (excluding authorized generics)

US Economic Potential (1)

Oxycodone XR Sales	
$2.2B(2)	
Market Penetration	
10%	20%
Potential Revenue to IPCI and partner	
$220M	$440M

(1) The figures in this chart are annualized, and are provided to illustrate a sample of the potential variability of the economics in the generics marketplace as it applies to the proposed markets for our product candidates, based on available information concerning third party brand and generic product sales, and the indicated assumptions regarding market penetration. The figures do not represent any Company forecasts or projections. The actual figures will be highly dependent on a number of variables, including the level of price rebates/discounts and number of competitors in the market. Sample revenue figures are for potential partner and IPCI (if any, and subject to the terms of a potential partnering arrangement) combined, and are before production and sales costs. No assurance can be given regarding the attainability of the illustrative amounts or the reliability of the assumptions on which they are based.

(2) Source: Symphony Health Solutions; sales in TRx MBS Dollars for the 12 months ending July 2016.

Intellipharmaceutics | Investor Presentation | September 2016 CONFIDENTIAL 9

Intellipharmaceutics | Investor Presentation | September 2016 CONFIDENTIAL REXISTA® OXYCODONE XR Novel Point Of Divergence Drug Delivery System ( nPODDDS ™) ► nPODDDS™ drug release profile shows a clearly defined Point Of Divergence ( POD) in the drug release timelines : » Initial loading dose provides a quick onset of action » Followed by a shift in the drug release rate to reflect a controlled release or sustained action ► Applicable to opioid analgesics in order to discourage common methods of tampering or dose dumping ► Can potentially retard tampering without interfering with the bioavailability of the product . A unique delivery profile 10

REXISTA ® Oxycodone XR ABUSE DETERRENT ATTRIBUTES ► Difficult to crush, pulverize, inhale or extract with beverages/household solutions ► Designed to prevent Dose Dumping when co - administered with alcohol ► Coagulates instantaneously if crushed/pulverized and then hydrated ► Once hydrated, forms a viscous hydrogel that is difficult to : » Syringe » Inject » Snort ► Abuse by grinding, chewing, licking, inhalation, snorting, and insufflation releases a stigmatizing blue dye . ► Abuse by applying heat: » Difficult to vaporize without pyrolization . » Difficult to inhale from heating/burning . Intellipharmaceutics | Investor Presentation | September 2016 CONFIDENTIAL 11

ABUSE DETERRENT (AD) OPIOIDS

Competitive Landscape

Company/ Product	Active Opioid	Technology	Tamper Resistant	No Food Effect	Stigma tizing Dye	No Alcohol Dose Dumping	Approval Status/Remarks
IntelliPharmaceutics *Rexista® Oxycodone XR*	Oxycodone	ER Tablets	✓	✓	✓	✓	Plan to File NDA Q4 2016 *[excludes* PODRAS™] Pivotal trials indicate *Rexista®* is bio-equivalent to *Oxycontin®*
Collegium *Xtampza™*	Oxycodone	ER Capsules	✓	✗	✗	✓	Recent FDA approval, and launched July 2016. Needs to be administered with Food, not bio-equivalent to Oxycontin®
Purdue *Oxycontin®*	Oxycodone	ER Tablets	✓	✓ (1)	✗	✓	April 17, 2013 - FDA Approved. Represents the majority of volume/scripts for ER oxycodone.
Pfizer *Troxyca ER*	Oxycodone + Naltrexone	ER Capsules	✓	✓	✗	✓	FDA approval Aug 2016. When crushed, Naltrexone counters oxycodone effects. Hard to abuse orally, intranasal & intravenous.

(1) No food effect on the extent of absorption (AUC), but peak exposure (Cmax) was outside the bioequivalence limit. Source: Xtampza FDA Briefing Document

Intellipharmaceutics | Investor Presentation | September 2016 CONFIDENTIAL

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intellipharmaceutics

ABUSE DETERRENT (AD) OPIOIDS

Competitive Landscape

Company/ Product	Active Opioid	Technology	Tamper Resistant	No Food Effect	Stigmatizing Dye	No Alcohol Dose Dumping	Approval Status/ Remarks
Egalet *Arymo ER*	Morphine Sulphate	ER Tablets	✓	TBD	✗	✓	PDUFA date October 14, 2016. Difficult to abuse by oral, nasal and intravenous routes.
Pain Therapeutics *Remoxy®*	Oxycodone	ER Capsules	✓	TBD	✗	✓	Filed NDA March 2016. PDUFA date September 25, 2016. Pfizer deal terminated Oct 2014. Difficult to chew, smoke, snort or inject.
Mallinckrodt *Xartemis™ XR*	Oxycodone + APAP	ER Tablets	✓	✓	✗	✓	FDA approved May 2014 with no Abuse Deterrent labelling. Taken with or w/o food. Alcohol contraindicated
Elite/Epic SequestOx™	Opioid + Naltrexone	Multi-particulate IR SR Capsule	✓	✗	TBD	TBD	NDA submitted and FDA responded with CRL deficiency due to Food Effect July 14, 2016. Contains sequestered Naltrexone; Bioequivalent IR reference drug.

Intellipharmaceutics | Investor Presentation | September 2016 CONFIDENTIAL 13

Intellipharmaceutics | Investor Presentation | September 2016 CONFIDENTIAL The Case for Rexista ® XR – Potentially Best in Class ► Bioequivalent to Oxycontin ® - requires no Phase III trials. ► First to declare bioequivalency to the reference drug (Oxycontin ®) ⁽¹⁾ ► First oxycodone XR to demonstrate no food effect (Cmax and AUC) ► Point of Divergence technology (nPODDDS™) is unique and can potentially retard tampering without impeding bioavailability. ► Comprehensive ADF properties: no dose dumping with alcohol; difficult to crush, pulverize, extract with household solvents; coagulates when hydrated – difficult to syringe, inject, snort ► Applying heat: difficult to abuse by extracting vapor. ► Stigmatizing blue dye released by chewing, grinding, licking, inhalation, snorting and insufflation 14 ⁽¹⁾ Excluding authorized generics of Oxycontin®

Intellipharmaceutics | Investor Presentation | September 2016 CONFIDENTIAL Company/Product Ticker Mkt Cap (M) Ent . Value (M) Sales TTM (M) Mkt Cap/Sales Intellipharmaceutics IPCI $53 $52 $2.8 19x Collegium COLL $234 $125 Nil N/A Egalet EGLT $168 $128 $27 6X Elite ELTP $139 $129 $13.6 10 x Pain Therapeutics PTIE $110 $84 Nil N/A COMPETITIVE LANDSCAPE (Mid/Small Cap) Comparison Table Source: Yahoo Finance Key Statistics September 8, 2016 - U.S Dollars Intellipharmaceutics’ valuation trailing that of key competitors 15 intellipharmaceutics
The future of drug delivery

REXISTA™ Oxycodone XR
Product Development Milestones

R & D Batches-Stability Studies	R & D Batches Pilot BE Studies	PIND FDA	IND FDA	Scale –UP	Pivotal Batches BE Studies	Stability & Food Effect Studies	NDA Filing	FDA PDUFA Timing
✓	✓	✓	✓	✓	✓	✓	Fiscal Q4 2016*	Q2 2017*

*Anticipated (excluding PODRAS™ technology)

Intellipharmaceutics | Investor Presentation | September 2016
CONFIDENTIAL 16

► In January 2013, the FDA published a paper titled, Guidance for Industry: Abuse - Deterrent Opioids — Evaluation and Labeling , citing the need for more efficacious abuse deterrence - technology . ► In this draft Guidance, the FDA stated, " Opioid analgesics are often manipulated for purposes of abuse. Most abuse - deterrent technologies developed to date are designed to make product manipulation more difficult or to make abuse of the manipulated product less attractive or rewarding. However, these technologies have not yet proven successful at deterring the most common form of abuse – swallowing a number of intact pills or tablets to achieve a feeling of euphoria ." Intellipharmaceutics | Investor Presentation | September 2016 More than Tamper resistance is required CONFIDENTIAL THE UNMET NEED: OVERDOSE PREVENTION 17

Intellipharmaceutics | Investor Presentation | September 2016 REXISTA® + PODRAS™ PODRAS ™ Addressing an Unmet Need  Paradoxical OverDose Resistance Activating System ( PODRAS ™ ).  Enhancement of Rexista ® abuse - deterrence properties and granted Fast Track designation by the FDA in May 2015.  Designed to prevent overdose when more pills than prescribed are swallowed intact.  Potential Best - in - Class Oxycodone product.  Rexista ® differentiated from other abuse - deterrent technologies.  Potentially applicable to a wide range of drug products that are intentionally or inadvertently abused and cause harm by overdose to those who ingest them.  Solid oral dosage forms in all therapeutic classes. CONFIDENTIAL 18

Ten tablets of Rexista ® 80mg Versus Ten tablets of Oxycodone XR 80mg. If more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. Intellipharmaceutics | Investor Presentation | September 2016 CONFIDENTIAL REXISTA® + PODRAS™ Effect of Application of PODRAS™ 0 5 10 15 20 25 Drug Release Profile (mg) Time (hrs) Oxycodone XR - 10 tablets (800mg) Rexista ® - 10 tablets (800mg) 1000 19

► Developed as a once - daily dosage formulation. ► Novel design for evening dosing with meal based on the symptomatology and chronobiology of fibromyalgia. ► Unique Pharmacokinetic profile a llows for enhanced absorption and results in highest exposure to pregabalin overnight and morning , when symptoms are more prominent, particularly in patients with a lower pain threshold. Intellipharmaceutics | Investor Presentation | September 2016 REGABATIN ™ XR is a NOVEL PREGABALIN ( Lyrica ®) Controlled Extended Release Formulation Fibromyalgia symptoms are more prominent overnight and morning CONFIDENTIAL 20

Intellipharmaceutics | Investor Presentation | September 2016 REGABATIN ™ XR NDA Candidate NDA 505(b)(2) Regulatory Pathway OVERVIEW & HIGHLIGHTS • Regabatin™ XR is a non - generic controlled - release formulation of Pregabalin (Lyrica®) • There is no controlled - release formulation on market • Pregablin is indicated for the management of neuropathic pain (fibromyalgia & postherpetic neuralgia) • Novel design for evening dosing re: chronobiology of fibromyalgia • Successfully completed initial phase I clinical trial • IND filed August 2015 with FDA US Economic Potential (1) Lyrica ® Sales $4.0B (2) Market Penetration 15% 25% Potential Revenue to IPCI and partner $600M $1.0B (1) The figures in this chart are annualized, and are provided to illustrate a sample of the potential variability of the economics in the generics marketplace as it applies to the propose d markets for our product candidates, based on available information concerning third party brand product sales, and the indicated assumptions regarding market penetration. The figures do not represent any Company forecasts or projections. The actual figures will be highly dependent on a number of variables, including the level of price rebates/discounts and number of competitors in the market. Sample revenue figures are for a potential partner and IPCI (if any, and subject to the terms of a potential partnering arrangement) combined, and are before production and sales costs. No assurance can be given regarding the attainability of the illustrative amounts or the reliability of the assumptions on which they are based. (2) Source: Symphony Health Solutions; sales in TRx MBS Dollars for the 12 months ending J uly 2016. CONFIDENTIAL 21

CURRENT PRODUCTS/DOSSIERS

	PRODUCT	BRAND	DOSAGE STRENGTH	INDICATION	US FDA STATUS	US SALES
NDA	Rexista® Oxycodone	OxyContin®	10, 15, 20, 30, 40, 60, 80 mg	Pain	NDA (505 B2) expected to file Fiscal Q4 2016	$2.2B*
NDA	Regabatin™ (Pregabalin XR)	Lyrica®	150 mg	Neuropathic Pain	IND (505 B2) filed Q3 2015	$4.0B*
ANDAs	Dexmethylphenidate ER	Focalin XR®	5, 10, 15, 20, 25, 30, 35, & 40 mg Caps	ADHD	Approved 15mg, 30mg	$753M*
ANDAs	Levetiracetam ER	Keppra XR®	500 mg & 750 mg Tabs	Epilepsy	Approved 500mg, 750mg	$161M*
ANDAs	Metformin ER	Glucophage ® XR	500 mg & 750 mg Tabs	Diabetes	Under Review	$2.3B*
ANDAs	Venlafaxine ER	Effexor XR®	37.5 mg, 75m & 150 mg Caps	Depression	Under Review	$662M*
ANDAs	Pantoprazole	Protonix®	20 mg & 40 mg Tabs	GERD	Under Review	$334M*
ANDAs	Quetiapine ER	Seroquel XR®	50, 150, 200, 300 & 400 mg Tabs	Schizophrenia	Under Review	$1.2B*
ANDAs	Lamotrigine ER	Lamictal® XR	25, 50, 100, 200, 250 & 300 mg Tabs	Epilepsy	Under Review	$494M*
ANDAs	Desvenlafaxine	Pristiq®	50 mg & 100 mg Tabs	Depression	Under Review	$833M*
ANDAs	Carvedilol CR	Coreg CR®	10, 20, 40 & 50 mg Caps	CHF	Late Stage Dev.	$246M*

* Source: Healthcare Analytics (a symphony Health Company). Represents sales for all strengths for the 12 months ending July 2016 in the U.S. All ANDA figures include sales of generics in TRx MBS Dollars.

Intellipharmaceutics | Investor Presentation | September 2016

CONFIDENTIAL

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Intellipharmaceutics | Investor Presentation | September 2016 overview ► Re - prioritized focus on 505(b)(2) filings (NDA candidates) ► Leverage proven technology & commercialization success to further develop: » Rexista ® Oxycodone XR • Abuse Deterrent (AD) • AD + PODRAS ™ » Regabatin™ XR (Pregabalin) ► Recent Keppra® approval indicates FDA making progress with our ANDA backlog ► Multiple shots on goal: Increasing NDA level products as the major growth driver, with the ANDA products expected to provide additional low burden revenue ► Pursue partnering opportunities: generic Keppra® and Rexista ® KEY VALUE DRIVERS CONFIDENTIAL Catalyst: plan to f ile NDA in fiscal Q4 2016 IND filed August 2015 23

Thank You! Intellipharmaceutics | Investor Presentation | September 2016 C ONFIDENTIAL 24